Exhibit (d)(3)

Agreement Number: Zion01
Date: 30 November 2006

Agreement for Exchange of Confidential Information
Corporate Development

Name: ILOG SA		International Business Machines
Corporation
Address:	9, rue de Verdun	New Orchard Road
	BP 85	Armonk, New York 10504
	94253 Gentilly Cedex	USA
France

Attention:	Pierre Haren
Title:	Chairman and Chief Executive Officer

ILOG SA (ILOG) and International Business Machines Corporation (IBM) agree that the following terms and conditions apply when one of the parties (Discloser) discloses Confidential Information to the other (Recipient) under this confidentiality agreement (the “Agreement”).  ILOG IBM agree that our mutual objective under this Agreement is to provide appropriate protection for Confidential Information while maintaining our ability to conduct our respective business activities.  The information to be disclosed under this Agreement is in connection with the proposed business transactions including discussions relating to intellectual property licensing, asset acquisition or other strategic arrangements including financial, business, legal, accounting, commercial and merchandising plan information, proposed term sheets and other material relating to debt and corporate structure (“Confidential Information”).

The parties also agree that their discussions are confidential and that, unless required under applicable laws, regulations or stock exchange rules, or by reason of any order or injunction from a judicial, administrative, stock exchange, regulatory or other governmental authority, no press release or any other disclosure concerning their discussions or the terms of the proposed transaction will be made, except with the prior written consent of both parties.

Each party irrevocably agrees to keep a list of the names of the individuals with whom any Confidential Information and/or information as to the substance of the discussions held Dec 4th, 200[   ] between the parties is shared and, at the request of the other party, to provide a complete list of such individuals to the other party.

1.                                       DISCLOSURE

The Discloser’s and the Recipient’s Point of Contact will coordinate and control the disclosure.  The initial Point of Contact for ILOG will be Desmond Delandro and for IBM will be John R. Thompson. Either party may change its Point of Contact by notifying the other party in writing. Confidential Information will be disclosed either:

a)              in writing;

b)             by delivery of items;

c)              by initiation of access to Confidential Information, such as may be contained in a data base; or

d)             by oral and/or visual presentation.

Confidential Information should be marked with a restrictive legend of the Discloser.  If Confidential Information is not marked with such legend or is disclosed orally, 1) the Confidential Information will be identified as confidential at the time of disclosure and 2) the Discloser will promptly provide the Recipient with a written summary.

2.                                       OBLIGATIONS

The Recipient agrees to use the same care and discretion to avoid disclosure, publication or dissemination of the Discloser’s Confidential Information as it uses with its own similar information that it does not wish to disclose, publish or disseminate.  The Recipient may use the Discloser’s Confidential Information for any purpose which does not violate such obligation.

The Recipient may disclose Confidential Information to:

a)              its employees and employees of its parent and subsidiary companies who have a need to know;

b)             consultants (third party advisors), agents or affiliates;

c)              any other party with the Discloser’s prior written consent.

Before disclosure to any of the above parties, the Recipient will have an agreement with such party sufficient to require that party to treat Confidential Information in accordance with this Agreement.

The Recipient hereby acknowledges that Confidential Information disclosed under this Agreement may be unpublished price sensitive information and will take appropriate action to comply with requirements of any applicable laws, regulations or stock exchange rules with respect to disclosure obligations and the trading of securities of a listed company based on non-public information.

The Recipient may disclose Confidential Information to the extent required by applicable laws, regulations or stock exchange rules, or by reason of any order or injunction from a judicial, administrative, stock exchange, regulatory or other governmental authority.  However, unless prohibited by applicable laws, regulations or stock exchange rules, the Recipient will give the Discloser prompt notice of such request or requirement prior to such disclosure to allow the Discloser a reasonable opportunity to comment and/or obtain a protective order if available under applicable laws.

3.                                       CONFIDENTIALITY PERIOD

Confidential Information disclosed pursuant to this Agreement and the discussions between the parties will be subject to the terms of this Agreement for two (2) years from the date of this Agreement, it being understood that this Agreement will terminate, as regards unpublished price sensitive information and the discussions between the parties, before expiration of such two (2) years period upon the earliest of (i) the filing of a public offer implementing the transaction or (ii) any joint press release issued by the parties with respect to the transaction.

4.                                       EXCEPTIONS TO OBLIGATIONS

The Recipient may disclose, publish, disseminate, and use Confidential Information that is:

1)              already in its possession without obligation of confidentiality;

2)              developed independently;

3)              obtained from a source other than the Discloser without obligation of confidentiality;

4)              publicly available when received, or thereafter becomes publicly available through no fault of the Recipient;

5)              disclosed by the Discloser to another party without obligation of confidentiality; or

6)              inherently disclosed by the Recipient in the use, distribution or marketing of any product or service.

5.                                       RESIDUAL INFORMATION

The Recipient may disclose, publish, disseminate, and use the ideas, concepts, know-how and techniques, related to the Recipient’s business activities, which are contained in the Discloser’s Confidential Information and retained in the memories of Recipient’s employees who have had access to the Confidential Information pursuant to this Agreement (Residual Information).

Nothing contained in this Section gives the Recipient the right to disclose, publish, or disseminate, except as set forth elsewhere in this Agreement:

1)              the source of Residual Information;

2)              any financial, statistical or personnel data of the Discloser; or

3)              the business plans of the Discloser.

6.                                       DISCLAIMERS

THE DISCLOSER PROVIDES CONFIDENTIAL INFORMATION SOLELY ON AN “AS IS” BASIS.

The Discloser will not be liable for any damages arising out of the use of Confidential Information disclosed hereunder.

Neither this Agreement nor any disclosure of Confidential Information hereunder grants the Recipient any right or license under any trademark, copyright or patent now or hereafter owned or controlled by the Discloser.

Disclosure of Confidential Information containing business plans is for planning purposes only. The Discloser may change or cancel its plans at any time.  Use of such Confidential Information is at the Recipient’s own risk.

The receipt of Confidential Information pursuant to this Agreement will not preclude, or in any way limit, the Recipient from:

1)              providing to others products or services which may be competitive with products or services of the Discloser;

2)              providing products or services to others who compete with the Discloser; or

3)              assigning its employees in any way it may choose.

7.                                       GENERAL

Each party will be responsible for its own expenses and costs related to the proposed business transaction discussions.

This Agreement does not require either party to disclose or to receive Confidential Information.

Unless otherwise formally agreed in writing, neither party will have any obligation or liability to the other with respect to our proposed business transaction discussions or any ensuing project.

Our negotiations and or discussions are non-binding.  The subject matter of these discussions will involve numerous interrelated business and technical factors, and each party can end these negotiations and discussions at any time, for any reason, and without liability to the other.  In addition, neither party will rely on the successful conclusion of the discussions.  Any business decision that either party makes in anticipation of a successful conclusion of these discussions is at the sole risk of the party making the decision, even if the other party is aware of, or has indicated approval of, such decision.

Furthermore, each party remains free to negotiate or enter into similar relationships with others, and the receipt of Confidential Information shall not in any way imply any commitment on either party’s behalf to enter into any business transaction.

If the discussions result in definitive agreements, the parties’ rights and obligations with respect to Confidential Information received may be specified in such agreements.  Neither party shall have any rights against, or shall be under any obligation to the other unless and until all material terms have been approved and set forth in executed definitive agreements. Neither party shall have any obligation to enter into any such definitive agreements notwithstanding any internal approvals to do so.

Neither party may assign, or otherwise transfer, its rights or delegate its duties or obligations under this Agreement without prior written consent. Any attempt to do so is void.

The Recipient will comply with all applicable United States and foreign export laws and regulations.

This Agreement may only be modified by a written agreement signed by authorized representatives of both parties.

Either party may terminate this Agreement by providing one month’s written notice to the other.  Any provisions of this Agreement which by their nature extend beyond its termination remain in effect until fulfilled and apply to both parties’ successors and assigns.

Waiver of any breach of this Agreement shall not be a waiver of any subsequent breach nor shall it be a waiver of the underlying obligations.

The laws of the State of New York, USA govern this Agreement, without regard to conflicts of law principles.

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The parties acknowledge that they have read this Agreement, understand it, and agree to be bound by its terms and conditions.  This Agreement is the complete and exclusive agreement between the parties regarding disclosures of Confidential Information and replaces any prior oral or written communications between the parties. Once signed, any reproduction of this Agreement made by reliable means (for example, photocopy or facsimile) is considered an original.

Agreed to:		Agreed to:

ILOG SA 9, rue de Verdun BP 85 94253 Gentilly Cedex France		International Business Machines Corporation New Orchard Road Armonk, New York

By:	/s/ Pierre Haren	By:	/s/ Archie W. Colburn

Name: Pierre Haren Title: Chairman and CEO Agreement Number: Zion01		Name: Archie W. Colburn Title: Managing Director, Corporate Dev